UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Material Change Report dated November 10, 2010

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

4204 Industriel Blvd.
Laval, Quebec, Canada
H7L 0E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]  No [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ] No [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes [  ]  No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

November 10, 2010

By: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Alimentation Couche-Tard Inc. 4204 boul. Industriel Laval, Québec H7L 0E3

Item 2	Date of Material Change

November 10, 2010

Item 3	News Release

The material change was disclosed in a press release dated November 10, 2010 issued by Alimentation Couche-Tard Inc. and was disseminated via CNW and filed on SEDAR and EDGAR.

Item 4	Summary of Material Change

Couche-Tard Announces Early Redemption of 7 1/2% Senior Subordinated Notes Due in 2013.

Item 5	Full Description of Material Change

Alimentation Couche-Tard Inc. announces that it will redeem, through its wholly-owned subsidiaries, US$350 million in aggregate principal amount of its 7½% Senior Subordinated Notes due 2013 (the “Notes”), representing all of the Notes outstanding.

The Notes will be redeemed on December 15, 2010 at a redemption price of 101.250% of the principal amount, plus accrued and unpaid interest. The accrued interest will be paid for the period from June 16, 2010 up to, but excluding, the redemption date of December 15, 2010.

The terms of the redemption are described in the notice of redemption sent to registered holders on or about November 10, 2010. Notes are to be surrendered to Wells Fargo Bank Minnesota, N.A. as trustee and paying agent, in exchange for the payment of the redemption price.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 8	Executive Officer

Any inquiry with respect to the transactions described herein should be made to:

Raymond Paré
Vice-President and Chief Financial Officer
Tel.: (450) 662-6632

And any inquiry with respect to this material change report should be made to Sylvain Aubry, Senior Director, Legal Affairs and Corporate Secretary using the telephone number indicated above.

Item 9	Date of Report

November 10, 2010

ALIMENTATION COUCHE-TARD INC.

Signed by:	(s) Sylvain Aubry
Name:	Sylvain Aubry
Title:	Senior Director, Legal Affairs and Corporate Secretary